EXHIBIT 99.1

Osisko Development Files Close-Out Early Warning Report

MONTREAL, July 05, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces that, through a series of trades from September 26, 2022 to April 18, 2023, it has disposed of a total of 7,959,000 common shares (the "CUSN Shares") of Cornish Metals Inc. (TSXV:CUSN) ("Cornish Metals") through the facilities of the TSX Venture Exchange, at prices ranging from $0.247 to $0.301 per CUSN Share (net of commission), for proceeds to the Company of $2,107,423 (net of commission) (collectively, the "Transactions"). Based on information contained in documents publicly filed by Cornish Metals, the Company has beneficial ownership of, or control or direction over, directly or indirectly, less than 10% of the total issued and outstanding CUSN Shares. Accordingly, the Company will no longer file insider reports in respect of its ownership of securities of Cornish Metals (except as may be required by applicable law).

Before giving effect to the Transactions, the Company held, indirectly through its wholly-owned subsidiary Barkerville Gold Mines Ltd., 53,833,333 CUSN Shares, representing approximately 10.1% of the issued and outstanding CUSN Shares as at September 28, 2022 (being 531,248,490 CUSN Shares based on the management's discussion and analysis of Cornish Metals for the six months ended July 31, 2022, as filed on The System for Electronic Document Analysis and Review ("SEDAR") on September 28, 2022). After giving effect to the Transactions, the Company held, indirectly through its wholly-owned subsidiary Barkerville Gold Mines Ltd., 45,874,333 CUSN Shares, representing approximately 8.6% of the issued and outstanding CUSN Shares as at April 27, 2023 (being 535,270,712 CUSN Shares based on the management's discussion and analysis of Cornish Metals for the financial year ended January 31, 2023, as filed on SEDAR on April 26, 2023).

The Company reviews its holdings from time to time and may increase or decrease its position as future circumstances may dictate. The Company, after reviewing market and other conditions, decreased its holdings in Cornish Metals pursuant to Transactions. The Company may, from time to time and at any time, acquire CUSN Shares and/or other equity, debt or other securities or instruments of Cornish Metals (collectively, "CUSN Securities") in the open market or otherwise, and reserves the right to dispose of any or all of its CUSN Shares in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the CUSN Securities, the whole depending on market conditions, the business and prospects of Cornish Metals and other relevant factors.

This press release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an early warning report dated July 5, 2023. The early warning report respecting the Transactions has been filed on SEDAR (www.sedar.com) under Cornish Metals' issuer profile. To obtain a copy of the early warning report filed by the Osisko Development, please contact Sean Roosen at (514) 940-0685 or refer to SEDAR (www.sedar.com) under Cornish Metals' issuer profile.

The Company's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2. The early warning disclosure in this press release, and the early warning report filing in connection with the Transactions, was filed late due to administrative error.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.